SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100) Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RMG NETWORKS HOLDING CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74966K 110

(CUSIP Number of Class of Securities)

Gregory H. Sachs

Executive Chairman

RMG Networks Holding Corporation

15301 Dallas Parkway, Suite 500

Addison, Texas 75001

(800) 827-9666

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Ameer Ahmad, Esq.

Jason T. Simon, Esq.

Greenberg Traurig, LLP

77 West Wacker, Suite 2500

Chicago, Illinois 60601

(312) 456-8400

CALCULATION OF FILING FEE

Transaction valuation[1]	Amount of filing fee[2]
$3,360,000	$433

1

Estimated for purposes of calculating the amount of the filing fee only. RMG Networks Holding Corporation (the “Company”)  is offering holders of a total of 8,000,000 warrants issued by the Company the opportunity to exchange such warrants for shares of the common stock, par value $0.0001 per share, of the Company by tendering eight warrants in exchange for one share of common stock. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the Over-the-Counter Bulletin Board on January 22, 2014, which was $0.42.

2

The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $128.80 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by RMG Networks Holding Corporation (the “Company”), a Delaware corporation formerly named SCG Financial Acquisition Corp. This Schedule TO relates to an offer by the Company to each of its holders of Public Warrants (as defined below) to receive one share of common stock, par value $0.0001 per share (each, a “Share”), of the Company in exchange for every eight outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer (the “Offer”). The Offer is subject to the terms and conditions set forth in the Offer Letter, dated January 27, 2014 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal and consent, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made to all holders of the publicly traded warrants to purchase common stock of the Company that were issued by the Company in connection with its 2011 public offering of units, referred to herein as the “Warrants” or the “Public Warrants.” The Public Warrants were issued by the Company in April 2011, pursuant to the closing of the initial public offering by the Company of 8,000,000 units (the “Units”), each such Unit consisting of one Share and one Warrant to purchase one Share. As of January 27, 2014, 8,000,000 Public Warrants are outstanding. Pursuant to the Offer, the Company is offering up to 1,000,000 Shares in exchange for all of the Public Warrants. The Offer does not apply to the 4,000,000 warrants which SCG Financial Holdings LLC (the “Sponsor”) purchased from the Company in a private placement completed on April 12, 2011, or the 533,333 warrants the Company issued to each of Donald R. Wilson, Jr. and Gregory H. Sachs (the Company’s Executive Chairman) on April 8, 2013 (collectively, the “Sponsor Warrants”). Accordingly, the Sponsor Warrants will remain outstanding following the consummation of the Offer.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one share of common stock of the Company for every eight Warrants tendered by such holder. Any Warrant holder that participates in the Offer may exchange less than all of its Warrants. In lieu of issuing fractional Shares to which any holder of Warrants who would otherwise have been entitled, the Company will round the number of Shares to which such holder is entitled, after aggregating all such fractional Shares of such holder, down to the next whole number of Shares.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.   Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is RMG Networks Holding Corporation, a Delaware corporation. The address of the Company’s principal executive offices is 15301 Dallas Parkway, Suite 500, Addison, Texas 75001. The Company’s telephone number is (800) 827-9666.

(b) Securities. The subject class of securities consists of the Company’s outstanding Public Warrants. There are 8,000,000 Public Warrants outstanding. The Public Warrants are exercisable for an aggregate of 8,000,000 Shares. The actual number of Shares that will be issued in the Offer will depend on the number of Public Warrants tendered and accepted for exchange and cancelled. If all outstanding Public Warrants are tendered, an aggregate of 1,000,000 Shares will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer and Consent Solicitation Section 6. Price Range of Shares and Warrants” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The information set forth in the Offer Letter under “The Offer and Consent to Solicitation, Section 5. Background and Purpose of the Offer and Consent Solicitation – Interests of Directors and Officers and the Company – Securities Ownership” is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. To the Company’s knowledge, no officer or director of the Company holds Public Warrants.

Item 5.   Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.C. Purpose of the Offer and Consent Solicitation, is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10).

Item 7.   Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference. To the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.   Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has retained Continental Stock Transfer & Trust Company (“CST”) to act as the Depositary and Morrow and Co., LLC (“Morrow”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of CST and Morrow will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.   Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2013 (the “Form 10-K”), and (ii) the Company’s financial results for the third quarter ended September 30, 2013, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.rmgnetworks.com. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.   Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated January 27, 2014.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2013, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013, incorporated herein by reference.
(a)(5)(C)	Press release dated January 27, 2014.
(b)	Not applicable.
(d)(1)

Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(2)	Specimen Warrant Certificate, incorporated herein by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.
(d)(3)

Warrant Agreement between the Company and CST, incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(4)

Registration Rights Agreement, dated April 12, 2011, by and between the Company and SCG Financial Holdings LLC, incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on April 18, 2011.

(d)(5)

Registration Rights Agreement, dated April 8, 2013, by and among the Company and the former Reach Media Group stockholders party thereto, incorporated by reference to Exhibit 10.18 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(6)

Registration Rights Agreement, dated April 8, 2013, by and among the Company, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP, incorporated by reference to Exhibit 10.19 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(7)

Investor Rights Agreement, dated April 19, 2013, by and among the Company, Plexus Fund II, L.P., Kayne Anderson Mezzanine Partners (QP), LP, KAMPO US, LP and Kayne Anderson Mezzanine Partners, LP, incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(8)

Registration Rights Agreement, dated April 19, 2013, by and between the Company and DRW Commodities, LLC, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(9)

Equity Rights Agreement, dated as of November 14, 2013 between the Company and Comvest Capital II, L.P. , incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on November 20, 2013.

(g)	Not applicable.
(h)	Not applicable.

Item 13.   Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RMG NETWORKS HOLDING CORPORATION

	By:	/s/ Bill Cole
	Name:	Bill Cole
	Title:	Chief Financial Officer

Date: January 27, 2014

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter dated January 27, 2014.
(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 14, 2013, incorporated herein by reference.
(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2013, incorporated herein by reference.
(a)(5)(C)	Press release dated January 27, 2014.
(b)	Not applicable.
(d)(1)

Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(2)	Specimen Warrant Certificate, incorporated herein by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.
(d)(3)

Warrant Agreement between the Company and CST, incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-1 (Registration No. 333-172085) filed with the SEC on March 8, 2011.

(d)(4)

Registration Rights Agreement, dated April 12, 2011, by and between the Company and SCG Financial Holdings LLC, incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on April 18, 2011.

(d)(5)

Registration Rights Agreement, dated April 8, 2013, by and among the Company and the former Reach Media Group stockholders party thereto, incorporated by reference to Exhibit 10.18 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(6)

Registration Rights Agreement, dated April 8, 2013, by and among the Company, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP, incorporated by reference to Exhibit 10.19 to the current report on Form 8-K filed by the Company on April 12, 2013.

(d)(7)

Investor Rights Agreement, dated April 19, 2013, by and among the Company, Plexus Fund II, L.P., Kayne Anderson Mezzanine Partners (QP), LP, KAMPO US, LP and Kayne Anderson Mezzanine Partners, LP, incorporated by reference to Exhibit 10.22 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(8)

Registration Rights Agreement, dated April 19, 2013, by and between the Company and DRW Commodities, LLC, incorporated by reference to Exhibit 10.24 of the Company’s Registration Statement on Form S-1 (Registration No. 333-188413) filed with the SEC on June 28, 2013.

(d)(9)

Equity Rights Agreement, dated as of November 14, 2013 between the Company and Comvest Capital II, L.P. , incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by the Company on November 20, 2013.

(g)	Not applicable.
(h)	Not applicable.